Contact: Kip Konwiser/Kip@Konwiserbros.com

A Brief on Packaged Financing & Distribution/Quiver Distributed Independent Feature Films

**THE RELATIONSHIP:**
Kip Konwiser, Josh Russell ("producer") in conjunction with Quiver Distribution have secured rights to several A-List 1$^{st}$ class packaged and developed feature film content.

In the relationship, Quiver provides worldwide distribution and full budget Market Guarantees (MG) that producer is responsible to cash-flow and to provide production delivery services.

The Quiver MG's, combined with soft money agreements (i.e., tax credits, grants, brand integration contracts, etc.), are bank verified collateral that lenders in Hollywood cash-flow (i.e., BankSide Films, City National Bank, etc.).

**THE OPPORTUNITY:**
Producers are seeking a film fund in the form of a line of credit (or similar facility) of no less than Thirty Million Dollars ($30M) with capacity for as much as one hundred million dollars ($100M).

The approved line of credit for each project (including financing and completion bond fees) is secured by each project's MG and soft money collateral as well as the guarantee for delivery to distributor provided by the completion bond.

**THE OFFER:**
Producers seek a line of credit (or similar facility), subject to bond approval on each project, to cash-flow against the Quiver Distribution including other approved industry standard collateral (i.e., soft money contracts).

Producers to provide lender (line of credit) a hurdle rate of eight percent (8%) per approved picture (in addition to the interest that the line of credit earns in an escrow account).

Lender to receive three percent (3%) of Producers Net Profit, on-screen credit including company "in association with" and two (2) individual Executive Producer credits. Lender to receive a TBD Streamer Bump if the project(s) released straight to Streaming service.

**BOTTOM LINE:**
Producer offering 100% collateral financing with a 1$^{st}$ class worldwide distribution studio to significantly reduce risk to investor, subject to each project conforming to a strict set of completion bond conditions.

Advantage of the fund to producer is an efficiency and reliability of financing conditions that is required for producer to fully exploit the tremendous opportunity of servicing a long-term slate of collateralized productions versus having to secure capital on a project-by-project basis.